Free Writing Prospectus

Filed pursuant to Rule 433

Relating to the

Preliminary Prospectus Supplements each dated June 27, 2018 to the

Prospectus dated June 27, 2018

Registration No. 333-225918

Pricing Term Sheet

dated as of June 28, 2018

Zillow Group, Inc.

Concurrent Offerings of

$325,000,000 Aggregate Principal Amount of 1.50% Convertible Senior Notes due 2023

(the “Convertible Notes Offering”)

and

5,701,754 Shares of Class C capital stock, par value $0.0001 per Share

(the “Class C Capital Stock Offering”)

The information in this pricing term sheet relates only to the Convertible Notes Offering and the Class C Capital Stock Offering (together, the “Offerings”) and should be read together with (i) the preliminary prospectus supplement dated June 27, 2018 relating to the Convertible Notes Offering (the “Convertible Notes Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (ii) the preliminary prospectus supplement dated June 27, 2018 relating to the Class C Capital Stock Offering (the “Class C Capital Stock Preliminary Prospectus Supplement” and, together with the Convertible Notes Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), including the documents incorporated by reference therein. Neither the Convertible Notes Offering nor the Class C Capital Stock Offering is contingent on the completion of the other offering. The information in this pricing term sheet supersedes the information in the Convertible Notes Preliminary Prospectus Supplement and the Class C Capital Stock Preliminary Prospectus Supplement to the extent inconsistent with the information therein. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Convertible Notes Preliminary Prospectus Supplement and the Class C Capital Stock Preliminary Prospectus Supplement, as the case may be.

Issuer:	Zillow Group, Inc.

Ticker / Exchange for Class C Capital Stock:	Z / The Nasdaq Global Select Market

Pricing Date:	June 28, 2018

Trade Date:	June 29, 2018

Settlement Date:	July 3, 2018

Total Transaction Size:	Approximately $650.0 million in gross proceeds from the Class C Capital Stock Offering and Convertible Notes Offering (or approximately $747.5 million if the underwriters’ options to purchase additional shares of Class C capital stock and additional Notes are both exercised in full). The Class C Capital Stock Offering and the Convertible Notes Offering are not cross-conditional.

Class C Capital Stock Offering

Shares Offered:	5,701,754 shares of Class C capital stock (or 6,557,017 shares if the underwriters exercise their option to purchase an additional 855,263 shares of Class C capital stock in full)

Class C Capital Stock Outstanding:	135,139,648 shares immediately after the Class C Capital Stock Offering (or 135,994,911 shares assuming the underwriters exercise their option to purchase additional shares in full) based on 129,437,894 shares outstanding as of March 31, 2018

Nasdaq Global Select Market Last Reported Sale Price of Class C Capital Stock on June 28, 2018:	$58.62 per share

Public Offering Price:	$57.00 per share of Class C capital stock

Underwriting Discount:	$1.995 per share of Class C capital stock

Approximately $11.4 million in aggregate (approximately $13.1 million in aggregate if the underwriters exercise their option to purchase additional shares in full)

Use of Proceeds:	The Issuer estimates that the net proceeds of the Class C Capital Stock Offering will be approximately $313.3 million (or approximately $360.3 million if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriting discounts and commissions and estimated offering expenses related to the Class C Capital Stock Offering.

The Issuer intends to use the net proceeds from the Class C Capital Stock Offering for general corporate purposes, which may include general and administrative matters and capital expenditures. The Issuer may also use a portion of the net proceeds from the Class C Capital Stock Offering for acquisitions of, or investments in, other businesses, products or technologies, although the Issuer does not currently have any definitive agreements or commitments with respect to any such acquisitions or investments. These expectations are subject to change.

Joint Book-Running Managers:	Goldman Sachs & Co. LLC

Citigroup Global Markets Inc.

Co-Managers:	Canaccord Genuity LLC

JMP Securities LLC

Macquarie Capital (USA) Inc.

Convertible Notes Offering

Notes:	1.50% Convertible Senior Notes due 2023 (the “Notes”)

Aggregate Principal Amount of Notes Offered:	$325,000,000 (or $373,750,000 if the underwriters exercise their option to purchase additional Notes in full)

Issue Price:	100%

Maturity:	July 1, 2023, unless earlier repurchased, redeemed or converted

Interest Rate:	1.50% per annum from July 3, 2018

Interest Payment Dates:	January 1 and July 1, beginning January 1, 2019

Conversion Premium:	37.5% above the Public Offering Price in the Class C Capital Stock Offering

Initial Conversion Rate:	12.7592 shares of Class C capital stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $78.37 per share of Class C capital stock

Underwriting Discount:	$25.00 per $1,000 principal amount of Notes

$8.1 million in aggregate (or $9.3 million in aggregate if the underwriters exercise their option to purchase additional Notes in full)

Redemption:	The Issuer may not redeem the Notes prior to July 6, 2021. The Issuer may redeem for cash all or any portion of the Notes, at the Issuer’s option, on or after July 6, 2021, if the last reported sale price of the Class C capital stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the Notes.

Use of Proceeds:	The Issuer estimates that the net proceeds from the Convertible Notes Offering will be approximately $316.5 million (or approximately $364.0 million if the underwriters exercise their option to purchase additional Notes in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Issuer in the Convertible Notes Offering.

The Issuer has entered into capped call transactions with the underwriters of the Convertible Notes Offering or their respective affiliates and other financial institutions (the “option counterparties”). The Issuer intends to use approximately $25.6 million of the net proceeds from the Convertible Notes Offering to pay for the cost of the capped call transactions. The Issuer intends to use the remaining net proceeds from the Convertible Notes Offering for general corporate purposes, which may include general and administrative matters and capital expenditures.

The Issuer may also use a portion of the proceeds from the Convertible Notes Offering for acquisitions of, or investments in, other businesses, products or technologies, although the Issuer has no definitive agreements or commitments with respect to any such acquisitions or investments at this time. These expectations are subject to change. If the underwriters exercise their option to purchase additional Notes, the Issuer may use a portion of the proceeds from the sale of the additional Notes to enter into additional capped call transactions with the option counterparties and for general corporate purposes, which may include general and administrative matters and capital expenditures.

Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change:
If the effective date of a make-whole fundamental change occurs prior to the maturity date of the Notes with respect to any or all of the Notes and, in each case, a holder elects to convert its Notes in connection with such make-whole fundamental change, the following table sets forth the number of additional shares of Class C capital stock by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$57.00	$60.00	$65.00	$70.00	$78.37	$90.00	$101.89	$115.00	$130.00	$150.00	$200.00
July 3, 2018	4.7846	4.3002	3.6206	3.0691	2.3586	1.6789	1.2179	0.8793	0.6260	0.4177	0.1834
July 1, 2019	4.7846	4.2185	3.4914	2.9050	2.1579	1.4589	1.0009	0.6797	0.4532	0.2813	0.1133
July 1, 2020	4.7846	4.1550	3.3632	2.7269	1.9214	1.1829	0.7221	0.4256	0.2428	0.1290	0.0480
July 1, 2021	4.7846	4.0912	3.2331	2.5479	1.6818	0.8656	0.0000	0.0000	0.0000	0.0000	0.0000
July 1, 2022	4.7846	3.9378	2.9712	2.2226	1.3391	0.6198	0.0000	0.0000	0.0000	0.0000	0.0000
July 1, 2023	4.7846	3.9075	2.6254	1.5265	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	If the stock price is greater than $200.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•	If the stock price is less than $57.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 17.5438 shares of Class C capital stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus Supplement.

CUSIP Number / ISIN:	98954MAC5/ US98954MAC55

Joint Book-Running Managers:	Goldman Sachs & Co. LLC

Citigroup Global Markets Inc.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Convertible Notes Preliminary Prospectus Supplement or the Class C Capital Stock Preliminary Prospectus Supplement, as the case may be, the related base prospectus and the other documents the Issuer has filed with the SEC that are incorporated by reference into the Convertible Notes Preliminary Prospectus Supplement or the Class C Capital Stock Preliminary Prospectus Supplement for more complete information about the Issuer, the Convertible Notes Offering and the Class C Capital Stock Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, or by telephone at (866) 471-2526, or by facsimile at (212) 902-9316, or by email at prospectus-ny@ny.email.gs.com); or from Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146.

This communication should be read in conjunction with the Convertible Notes Preliminary Prospectus Supplement or the Class C Capital Stock Preliminary Prospectus Supplement, as the case may be, and the related base prospectus. The information in this communication supersedes the information in the Convertible Notes Preliminary Prospectus Supplement and the Class C Capital Stock Preliminary Prospectus Supplement, as the case may be, and the related base prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the related base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.